Exhibit 99.1

Baozun Announces Second Quarter 2022 Unaudited Financial Results

SHANGHAI, China, Aug. 23, 2022 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

●	Total net revenues were RMB2,122.0 million (US$[1]316.8 million), a decrease of 7.9% year-over-year, of which, service revenues were RMB1,428.1 million (US$213.2 million), an increase of 7.2% year-over-year.

●	Loss from operations was RMB23.4 million (US$3.5 million), compared with income from operations of RMB106.6 million in the same quarter of last year. Operating margin was negative 1.1%, compared with 4.6% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB47.3 million (US$7.1 million), compared with RMB161.6 million in the same quarter of last year. Non-GAAP operating margin was 2.2%, compared with 7.0% in the same quarter of last year.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB77.8 million (US$11.6 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB79.8 million in the same quarter of last year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB1.3 million (US$0.2 million), compared with RMB150.8 million in the same quarter of last year.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were both RMB1.26 (US$0.19), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB1.08 and RMB1.06, respectively, for the same period of 2021.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were both RMB0.02 (US$0.00), compared with RMB2.04 and RMB2.01, respectively, for the same period of 2021.

●	Cash, cash equivalents, and restricted cash totaled RMB3,136.8 million (US$468.3 million), as of June 30, 2022.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

Second Quarter 2022 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB23,086.4 million, an increase of 46.8% year-over-year.

●	Distribution GMV[7] was RMB778.5 million, a decrease of 28.8% year-over-year.

●	Non-distribution GMV[8] was RMB22,307.9 million, an increase of 52.4% year-over-year, of which, consignment model GMV was RMB5,121.4 million, a decrease of 0.2%, and service fee model GMV was RMB17,186.5 million, an increase of 80.9% year-over-year, driven by strong volume in the electronics category.

●	GMV generated from non-TMALL marketplaces and channels accounted for approximately 24.4% of total GMV during the quarter, compared with 31.7% for the same period of 2021.

●	Number of brand partners for store operations increased to 355 as of June 30, 2022, from 345 as of March 31, 2022.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “In the face of the most challenging quarter due to the strict COVID-19 lockdown in April and May 2022 in many key cities in China, our second quarter financial results remained solid. Our advanced technologies and infrastructures powered us through the tough conditions, and in particular, our evolution in digital transformation, strategic business development, and omni-channel expansion further enhanced our business adaptability."

“In light of ongoing macro uncertainties, we implement our business strategy with discipline, focusing on utilizing our broad and deep experience in e-commerce to expand value-added services and long-term brand partnerships, while strategically investing in business transformation to expand our total addressable market. We have made meaningful progress in these new initiatives, and we anticipate fully unlocking their incremental growth potential in the near future.” Mr. Qiu concluded.

Mr. Arthur Yu, Chief Financial Officer of Baozun, commented, “Our ability to conduct prevailing business during a strict lockdown highlights the sustainability of our business diversification and resiliency. We continue to prioritize resource allocation and cost optimization to further drive working capital efficiency and high-quality growth. Amid the macro challenges, we sustained a healthy level of operating cash flows and reduced long-term debt. With our solid balance sheet and transformative business initiatives, we are confident in our ability to achieve sustainable growth.”

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Second Quarter 2022 Financial Results

Total net revenues were RMB2,122.0 million (US$316.8 million), a decrease of 7.9% from RMB2,304.1 million in the same quarter of last year. The decrease in total net revenue was mainly due to a reduction in revenue from online store operations, as a result of the strict lockdown due to COVID-19 in April and May across certain areas of China, as well as, a reduction in product sales revenue that was largely offset by an increase in value-added services revenue.

The following table sets forth a breakdown of our revenues by segment and key categories9 for the periods indicated:

	For the three months ended June 30,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change

	(In millions, except for percentage)
Online store operations
Appliances	501.2	22%	371.9	55.5	18%	-26%
Apparel and accessories	241.6	10%	244.0	36.5	11%	1%
Luxury	70.7	3%	92.9	13.9	4%	31%
Sportswear	98.8	4%	84.2	12.6	4%	-15%
Others	72.1	3%	66.9	10.0	3%	-7%
Electronics	226.6	10%	109.3	16.3	5%	-52%
Beauty and cosmetics	127.8	6%	103.3	15.4	5%	-19%
Others	231.5	10%	235.0	35.1	11%	1%
Total net revenues from online store operations	1,328.7	58%	1,063.5	158.8	50%	-20%
Warehousing and fulfillment	511.1	22%	611.1	91.2	29%	20%
Digital marketing and IT solutions	464.3	20%	447.4	66.8	21%	-4%
Total net revenues	2,304.1	100%	2,122.0	316.8	100%	-8%

Product sales revenue was RMB693.9 million (US$103.6 million), a decrease of 28.6% from RMB972.1 million in the same quarter of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, and weaker macro environment and a decline in consumption sentiment in China during the quarter, resulting in sales contraction in electronics and appliances categories under distribution model.

Services revenue was RMB1,428.1 million (US$213.2 million), an increase of 7.2% from RMB1,332.0 million in the same quarter of last year. The increase was primarily attributable to increasing revenue contribution from warehousing and fulfillment services.

Total operating expenses were RMB2,145.4 million (US$320.3 million), compared with RMB2,197.5 million in the same quarter of last year.

●	Cost of products was RMB602.2 million (US$89.9 million), compared with RMB814.6 million in the same quarter of last year. The decrease was primarily due to the decline in product sales revenue.

●	Fulfillment expenses were RMB725.0 million (US$108.2 million), compared with RMB560.4 million in the same quarter of last year. The increase was primarily due to the fulfillment cost of RMB180.5 million (US$27.0 million) correlated to higher revenue from warehousing and fulfillment services in the second quarter of 2022, which was partially offset by efficiency improvements of fulfillment, and savings in customer services as the Company implementing its regional service centers initiative.

9 Key categories refer to the categories that accounted for more than 5% of the Company’s total net revenues during the second quarter of 2022.

●	Sales and marketing expenses were RMB668.3 million (US$99.8 million), compared with RMB648.2 million in the same quarter of last year. The increase was mainly due to increased strategic business development staff to drive business growth, which was partially offset by efficiency improvements.

●	Technology and content expenses were RMB112.2 million (US$16.8 million) compared with RMB115.4 million in the same quarter of last year. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements, which was partially offset by the Company’s ongoing investment in technological innovation and productization.

●	General and administrative expenses were RMB91.7 million (US$13.7 million), compared with RMB98.0 million in the same quarter of last year. The decrease was primarily due to the higher expenses in the same quarter of last year when the Company moved into its new headquarters but still incurred certain costs for the old headquarter during the transition period, as well as the Company’s cost control initiatives and efficiency improvements in this quarter.

Loss from operations was RMB23.4 million (US$3.5 million), compared with income from operations of RMB106.6 million in the same quarter of last year. Operating margin was negative 1.1%, compared with 4.6% in the same quarter of last year.

Non-GAAP income from operations was RMB47.3 million (US$7.1 million), compared with RMB161.6 million in the same quarter of last year. Non-GAAP operating margin was 2.2%, compared with 7.0% in the same quarter of last year.

Unrealized investment loss was RMB12.7 million (US$1.9 million), compared with RMB17.3 million in the same quarter of last year. The unrealized investment loss was mainly related to a decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Exchange loss was RMB29.0 million (US$4.3 million), due to exchange rate fluctuation between Renminbi and U.S. dollar in the quarter ended June 30, 2022, compared to net exchange gains of RMB24.7 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB77.8 million (US$11.6 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB79.8 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB1.26 (US$0.19), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. of RMB1.08 and RMB1.06, respectively, for the same period of 2021.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB1.3 million (US$0.2 million), compared with RMB150.8 million in the same quarter of last year.

Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.02 (US$0.00), compared with RMB2.04 and RMB2.01, respectively, for the same period of 2021.

As of June 30, 2022, the Company had RMB3,136.8 million (US$468.3 million) in cash, cash equivalents, and restricted cash, compared with RMB4,699.8 million as of December 31, 2021. The decrease in cash position was mainly due to the Company’s repurchase of its 1.625% convertible senior notes due 2024 and share repurchase activities during the first half of 2022.

Update in Share Repurchase Programs

During the second quarter of 2022, the Company repurchased approximately 5.0 million of ADSs for approximately US$42.0 million under its share repurchase program.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, August 23, 2022 (8:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI325f4755db8e4552af13409282d1aec1. Once preregistration has been completed, participants will receive dial-in numbers and a unique access pin.

To join the conference, simply dial the number you received after preregistering, enter your personal PIN, and you will join the conference instantly.

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income (loss) from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income (loss) as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,606,545	3,114,597	464,997
Restricted cash	93,219	22,171	3,310
Accounts receivable, net	2,260,918	2,095,403	312,836
Inventories, net	1,073,567	899,644	134,313
Advances to suppliers	527,973	308,537	46,063
Prepayments and other current assets	572,774	559,692	83,560
Amounts due from related parties	68,984	70,159	10,474
Total current assets	9,203,980	7,070,203	1,055,553

Non-current assets
Investments in equity investees	330,788	282,281	42,143
Property and equipment, net	652,886	707,747	105,664
Intangible assets, net	395,210	375,694	56,090
Land use right, net	40,516	40,003	5,972
Operating lease right-of-use assets	1,095,570	1,014,894	151,520
Goodwill	397,904	397,904	59,406
Other non-current assets	87,926	74,960	11,190
Deferred tax assets	114,200	114,461	17,089
Total non-current assets	3,115,000	3,007,944	449,074

Total assets	12,318,980	10,078,147	1,504,627

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	2,288,465	1,311,387	195,785
Accounts payable	494,079	400,047	59,725
Notes payable	529,603	102,071	15,239
Income tax payables	127,990	-	-
Accrued expenses and other current liabilities	984,519	969,434	144,733
Amounts due to related parties	73,794	20,841	3,111
Current operating lease liabilities	278,176	286,512	42,775
Total current liabilities	4,776,626	3,090,292	461,368

Non-current liabilities
Deferred tax liabilities	51,525	47,123	7,035
Long-term operating lease liabilities	883,495	792,022	118,246
Other non-current liabilities	125,985	113,760	16,984
Total non-current liabilities	1,061,005	952,905	142,265

Total liabilities	5,837,631	4,043,197	603,633

Redeemable non-controlling interests	1,421,680	1,410,314	210,554

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 163,462,631 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	125	116	18
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	5,056,999	754,990
Treasury shares	(385,942)	(792,312)	(118,289)
Retained earnings	425,125	224,962	33,586
Accumulated other comprehensive income	(102,603)	(28,210)	(4,212)

Total Baozun Inc. shareholders' equity	4,896,359	4,461,563	666,094

Non-controlling interests	163,310	163,073	24,346

Total equity	5,059,669	4,624,636	690,440

Total liabilities, redeemable non-controlling interests and equity	12,318,980	10,078,147	1,504,627

  Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2021	2022
	RMB	RMB	US$
Net revenues
Product sales	972,077	693,901	103,597
Services	1,332,040	1,428,136	213,215
Total net revenues	2,304,117	2,122,037	316,812

Operating expenses (1)
Cost of products	(814,617)	(602,189)	(89,904)
Fulfillment (2)	(560,382)	(725,030)	(108,244)
Sales and marketing (2)	(648,233)	(668,331)	(99,779)
Technology and content (2)	(115,421)	(112,226)	(16,755)
General and administrative (2)	(97,960)	(91,704)	(13,691)
Other operating income, net	39,130	54,088	8,075
Total operating expenses	(2,197,483)	(2,145,392)	(320,298)
Income (loss) from operations	106,634	(23,355)	(3,486)
Other income (expenses)
Interest income	19,404	7,335	1,095
Interest expense	(13,285)	(13,806)	(2,061)
Unrealized investment loss	(17,254)	(12,657)	(1,890)
Impairment loss of investments	(3,541)	-	-
Exchange gain (loss)	24,747	(29,041)	(4,337)
Income (loss) before income tax and share of income in equity method investment	116,705	(71,524)	(10,679)
Income tax expense (3)	(35,470)	(3,659)	(546)
Share of income in equity method investment, net of tax of nil	587	3,795	567
Net income (loss)	81,822	(71,388)	(10,658)

Net (income) loss attributable to non-controlling interests	(2,056)	3,819	570
Net income attributable to redeemable non-controlling interests	-	(10,190)	(1,521)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	79,766	(77,759)	(11,609)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.36	(0.42)	(0.06)
Diluted	0.35	(0.42)	(0.06)
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	1.08	(1.26)	(0.19)
Diluted	1.06	(1.26)	(0.19)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	221,946,486	184,746,649	184,746,649
Diluted	225,009,009	184,746,649	184,746,649

Net income (loss)	81,822	(71,388)	(10,658)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	(32,971)	80,396	12,003
Comprehensive income	48,851	9,008	1,345

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2021	2022
	RMB	RMB	US$
Fulfillment	4,815	6,979	1,042
Sales and marketing	25,406	26,204	3,912
Technology and content	11,513	10,223	1,526
General and administrative	9,975	16,416	2,451
	51,709	59,822	8,931

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB3.3 million and RMB10.8 million for the three months period ended June 30, 2021 and 2022, respectively.

(3) Including income tax benefits of RMB0.8 million and RMB2.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended June 30, 2021 and 2022, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2021	2022
	RMB	RMB	US$
Income (loss) from operations	106,634	(23,355)	(3,486)
Add: Share-based compensation expenses	51,709	59,822	8,931
Amortization of intangible assets resulting from business acquisition	3,304	10,790	1,611
Non-GAAP income from operations	161,647	47,257	7,056

Net income (loss)	81,822	(71,388)	(10,658)
Add: Share-based compensation expenses	51,709	59,822	8,931
Amortization of intangible assets resulting from business acquisition	3,304	10,790	1,611
Unrealized investment loss	17,254	12,657	1,890
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(826)	(2,201)	(329)
Non-GAAP net income	153,263	9,680	1,445

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	79,766	(77,759)	(11,609)
Add: Share-based compensation expenses	51,709	59,822	8,931
Amortization of intangible assets resulting from business acquisition	2,827	8,200	1,224
Unrealized investment loss	17,254	12,657	1,890
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(707)	(1,662)	(248)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	150,849	1,258	188

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.04	0.02	0.00
Diluted	2.01	0.02	0.00
Weighted average shares used in calculating net income per ordinary share
Basic	221,946,486	184,746,649	184,746,649
Diluted	225,009,009	187,862,651	187,862,651